Exhibit 99.1

Date: February 7, 2020	530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: TRANSALTA CORPORATION

Dear Sir/Madam

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	March 5, 2020
Record Date for Voting (if applicable) :	March 5, 2020
Beneficial Ownership Determination Date :	March 5, 2020
Meeting Date :	April 21, 2020
Meeting Location (if available) :	Calgary AB

Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	89346D107	CA89346D1078

Sincerely,

Computershare
Agent for TRANSALTA CORPORATION